

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 26, 2017

Paul M. Rady
Chief Executive Officer
Antero Resources Midstream Management LLC
1615 Wynkoop Street
Denver, CO 80202

**Re: Antero Resources Midstream Management LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed April 24, 2017
File No. 333-216975**

Dear Mr. Rady:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Counsel's opinion relies upon payment for the Common Shares "contemplated by the form of underwriting agreement," however, it is not clear what purpose this language serves when counsel should be rendering an opinion that addresses the legality of the Common Shares following the effectiveness of the Certificate of Conversion, as opposed to closing of this offering, considering this is a secondary offering. Please advise.

2. Please confirm that counsel will file an opinion following the closing of the offering that removes any assumptions as to due authorization and renders an opinion that the Common Shares "are" legally issued, rather than "will be," and holders of such Common Shares have no obligation to make further payments, etc., rather than "will have." Refer to Sections II.B.2. and II.B.3. Staff Legal Bulletin No. 19 (CF), located at our web-site.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products